Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands)	2013	2012	2013	2012
Income from continuing operations before income taxes	$92,641	$123,130	$291,427	$408,459
Add:
Interest expense (1)	47,814	47,145	149,573	148,646
Portion of rents representative of the interest factor	5,981	6,825	19,054	20,319
Amortization of capitalized interest	—	243	—	730
Income as adjusted	$146,436	$177,343	$460,054	$578,154

Fixed charges:
Interest expense (1)	$47,814	$47,145	$149,573	$148,646
Portion of rents representative of the interest factor	5,981	6,825	19,054	20,319
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,960	6,760	20,881	19,600
Total fixed charges	$60,755	$60,730	$189,508	$188,565
Ratio of earnings to fixed charges (2)	2.41	2.92	2.43	3.07

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.